Oncolytics Biotech® Announces Abstract Published for the 61st Annual Meeting & Exposition of the American Society of Hematology

SAN DIEGO, CA and CALGARY, AB, November 7, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced the publication of an abstract highlighting the pre-clinical results of combining pelareorep with the proteasome inhibitor carfilzomib in the treatment of multiple myeloma. The abstract was published online as part of the 2019 American Society of Hematology Annual Meeting & Exhibition.

The abstract, titled, “Proteasome Inhibitors Impair the Innate Antiviral Immune Response and Potentiate Pelareorep-Based Viral Therapy in Multiple Myeloma” describes the synergies between proteasome inhibitors and pelareorep concerning immuno-cellular changes and response in multiple myeloma patients.

The abstract was authored by Dr. Flavia Pichiorri, Associate Professor in the Judy and Bernard Briskin Center for Multiple Myeloma Research within the Hematologic Malignancies and Stem Cell Transplantation Institute at the City of Hope, et al. The publication of the abstract can be found on the website for the ASH Annual Meeting at www.hematology.org/Annual-Meeting.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Oncolytics Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact for Oncolytics Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com